SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                          -----------------------


                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                           (Amendment No. ___)*


                           USA DETERGENTS, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 par value
                      (Title of Class of Securities)

                                 902938992
                              (CUSIP Number)

                                 12/31/98
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:
                            |x| Rule 13d-1(b)
                            |_| Rule 13d-1(c)
                            |_| Rule 13d-1(d)

CUSIP No. 902938992

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         NATIONAL WESTMINSTER BANK PLC
         13-563460

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|

                                                                        (b)|X|
   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND

      NUMBER OF                5.     SOLE VOTING POWER            1,326,556
        SHARES
     BENEFICIALLY              6.     SHARED VOTING POWER                  0
       OWNED BY
         EACH                  7.     SOLE DISPOSITIVE POWER       1,326,556
      REPORTING
     PERSON WITH               8.     SHARED DISPOSITIVE POWER             0

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,326,556

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         |_|
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.59%

  12.    TYPE OF REPORTING PERSON*

         BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   (a)  Name of Issuer:

               USA DETERGENTS, INC.

          (b)  Address of Issuer's Principal Executive Offices:

               1735 JERSEY AVENUE
               NORTH BRUNSWICK
               NEW JERSEY  08902

Item 2.   (a)  Name of Person Filing:

               NATIONAL WESTMINSTER BANK, PLC

          (b)  Address of Principal Business Office:

               41 LOTHBURY
               LONDON EC2P 2BP
               ENGLAND

          (c)  Citizenship (i.e. Place of Organisation):

               ENGLAND

          (d)  Title of Class of Securities:

               COMMON STOCK, $.01 PAR VALUE

          (e)  CUSIP Number:

               902938992

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Act;

     (b) |_| Bank as defined in Section 3(a)(6) of the Act;

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e) |_| Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940

     (f) |_| Employee Benefit Plan. Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see S240.13d-1(b)(1)(ii)(F)

     (g) |X| Parent Holding Company, in accordance with
             RuleS S240.13d-1(b)(1)(ii)(G)

     (h) |_| Group, in accordance with S240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership.

     (a)  Current Beneficially owned:

          1,326,556

     (b)  Percent of class:

          9.59%

     (c) Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:

                1,326,556

          (ii)  Shared power to vote or to direct the vote:

                0

         (iii)  Sole power to dispose or to direct the disposition of:

                1,326,556

          (iv)  Shared power to dispose or to direct the disposition of:

                0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. | |

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The securities were acquired through foreclosures in connection with defaults on certain loans collateralized by the securities. Accordingly, to the extent that the proceeds of any liquidation of the securities exceeds the amount of such loans, the relevant borrowers would be entitled to receive such excess.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          COUTTS BANK (SWITZERLAND) LTD

          IA

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notice of Dissolution of Group.

          Not applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 9, 1999

NATIONAL WESTMINSTER BANK PLC


BY:   /s/ David Brian Maycock
   ---------------------------
NAME:  David Brian Maycock

TITLE: Director of Group Compliance